November 1, 2005

Wilson K. Lee

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNET Networks, Inc.

Form 10-K for the fiscal year ended December 31, 2004

File Number 000-20939

Dear Mr. Lee:

This letter is submitted on behalf of CNET Networks, Inc. in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004 set forth in the letter dated September 12, 2005.

We agree not to present the measure of “operating income before depreciation, amortization and asset impairment” as a performance measure in future filings.

Very truly yours,

Sharon Le Duy

General Counsel